NEWS

Sequans Communications Announces
Second Quarter 2023 Financial Results

•Announces that Sequans has signed a Memorandum of Understanding (MOU) with Renesas

•Company to Hold a Conference Call Today at August 7 at 8:30 am ET to Discuss the Transaction

PARIS - August 7, 2023 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Summary Results Table:

(in US$ millions, except share and per share data)	Q2 2023	Q1 2023	Q2 2022
Revenue	$9.2	$11.9	$14.2
Gross profit	7.5	9.3	8.6
Gross margin (%)	82.3%	78.5%	60.7%
Operating profit (loss)	(5.4)	(4.0)	(2.1)
Net profit (loss)	(9.1)	(5.0)	(3.2)
Diluted earnings (loss) per ADS	($0.16)	($0.10)	($0.07)
Non-IFRS diluted earnings (loss) per ADS *	($0.10)	($0.09)	($0.02)
Weighted average number of diluted ADS (IFRS)	57,119,468	48,382,629	47,656,861
Weighted average number of diluted ADS (Non-IFRS)	57,119,468	48,382,629	47,656,861
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

Our second-quarter results reflect the expected delay in our production ramp, alongside a significant contribution from licensing revenue, which lifted our gross margin to 83%," said Georges Karam, CEO of Sequans. "During this period, our revenue pipeline has continued to grow, driven by the strong momentum of design wins from new deals secured with both Cat-M Monarch and Cat 1 Calliope platforms and Taurus 5G advanced design ins. We have witnessed increased engagement and interest from customers in our Taurus 5G platform, which has further bolstered our pipeline. We anticipate commencing sampling of this platform in the fourth quarter of 2023."

Mr. Karam continued, "We are excited to announce that Renesas and Sequans have signed a Memorandum of Understanding (MOU), subject to completion of the works council consultation, to initiate a tender offer transaction for Sequans to be acquired by Renesas. By joining forces, Sequans will be able to leverage Renesas' worldwide sales and support organization to enhance our design wins, and with the Sequans brand under the Renesas umbrella, we will be better equipped to compete in the Cellular IoT market."

Second Quarter 2023 Financial summary:

Revenue: Revenue was $9.2 million, a decrease of 23.0% compared to the first quarter of 2023 and a decrease of 35.6% compared to the second quarter of 2022.

Gross margin: Gross margin was 82.3% compared to 78.5% in the first quarter of 2023 and compared to 60.7% in the second quarter of 2022.

Operating profit / loss: Operating loss was $5.4 million compared to operating loss of $4.0 million in the first quarter of 2023 and operating loss of $2.1 million in the second quarter of 2022.

Net profit / loss: Net loss was $9.1 million, or ($0.16) per diluted ADS, compared to a net loss of $5.0 million, or ($0.10) per diluted ADS, in the first quarter of 2023 and net loss of $3.2 million, or ($0.07) per diluted ADS, in the second quarter of 2022. Net loss in the second quarter of 2023 includes a $0.3 million gain on the change in fair value of the convertible debt derivative whereas in the first quarter of 2023 there was a gain of $2.3 million and a gain of $0.7 million in the second quarter of 2022.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $6.0 million, or ($0.10) per diluted ADS, compared to non-IFRS

Sequans reports second quarter 2023 financial results

net loss of $4.2 million, or ($0.09) per diluted ADS in the first quarter of 2023, and a non-IFRS net loss of $1.2 million, or ($0.02) per diluted ADS, in the second quarter of 2022. The non-IFRS net loss includes foreign exchange losses of $40,000 , or ($0.00) per diluted ADS, in the second quarter of 2023, $0.2 million, or ($0.00) per diluted ADS in the first quarter of 2023 and foreign exchange gain of $1.2 million, or $0.03 per diluted ADS, in the second quarter of 2022.

Cash: Cash and cash equivalents and short-term deposits at June 30, 2023 totaled $7.9 million compared to $5.3 million at March 31, 2023. The quarter-end cash balance does not reflect the collection in the first week of July of $3.4 million due from a major customer on June 30, 2023.

Conference Call and Webcast

Note: Sequans will not host an earnings conference due to the planned tender offer by Renesas announced today, August 7, 2023.

At 8:30 am EST, the company is holding a conference call to discuss the Renesas tender offer transaction. To join the call, please use the information provided below:

Conference Call Details
Date:     Monday, August 7, 2023
Time: 8:30 a.m. ET / 14:30 CET
Dial in: U.S. toll-free: 877-550-1707
International: +1 848-488-9020
Access code: 153049

A live and archived webcast of the call will be available from the Investor Relations section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations. An audio replay of the conference call will be available until August 14, 2023 by dialing toll-free 1-844-512-2921 in the U.S., or +1 412-317-6671 from outside the U.S., using the following access code: 153049.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding the proposed tender offer and acquisition by Renesas and expected benefits therefrom our future results of operations and financial positions, the anticipate timing for the sampling of the Taurus 5G platform, business strategy, plans, including the ability to enter into new 5G strategic agreements, the exploration of strategic options, expectations for Massive IoT sales, our ability to convert our pipeline to revenue, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2022, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine, (xiii) our ability to raise debt and equity financing, (xiv) the potential failure to satisfy conditions to the completion of the proposed Renesas transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, (xv) the failure to obtain necessary regulatory or other approvals, (xvi) the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction, (xvii) the possibility that competing offers will be made, (xviii) risks associated with acquisitions, such as the risk that transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur, and (xix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures

Sequans reports second quarter 2023 financial results

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, American Depositary Shares of Sequans. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY SEQUANS’ SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2023	March 31, 2023	June 30, 2022

Revenue :
Product revenue	$996	$2,340	$7,674
License and services revenue	8,162	9,559	6,547
Total revenue	9,158	11,899	14,221
Cost of revenue	1,625	2,556	5,592
Gross profit	7,533	9,343	8,629
Operating expenses :
Research and development	6,346	7,488	5,875
Sales and marketing	2,982	3,033	2,499
General and administrative	3,588	2,818	2,351

Total operating expenses	12,916	13,339	10,725
Operating profit (loss)	(5,383)	(3,996)	(2,096)
Financial income (expense):
Interest income (expense), net	(2,796)	(2,515)	(2,858)
Change in fair value of convertible debt derivative	325	2,302	663
Foreign exchange gain (loss)	(40)	(165)	1,218
Profit (Loss) before income taxes	(7,894)	(4,374)	(3,073)
Income tax expense	1,223	666	120
Profit (Loss)	$(9,117)	$(5,040)	$(3,193)
Attributable to :
Shareholders of the parent	(9,117)	(5,040)	(3,193)
Minority interests	—	—	—
Basic loss per ADS	($0.16)	($0.10)	($0.07)
Diluted loss per ADS	($0.16)	($0.10)	($0.07)
Weighted average number of ADS used for computing:
— Basic	57,119,468	48,382,629	47,656,861
— Diluted	57,119,468	48,382,629	47,656,861

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2023	2022

Revenue :
Product revenue	$3,336	$13,599
License and services revenue	17,721	14,513
Total revenue	21,057	28,112
Cost of revenue	4,181	10,028
Gross profit	16,876	18,084
Operating expenses :
Research and development	13,834	12,289
Sales and marketing	6,015	5,020
General and administrative	6,406	4,843

Total operating expenses	26,255	22,152
Operating profit (loss)	(9,379)	(4,068)
Financial income (expense):
Interest income (expense), net	(5,311)	(5,530)
Change in fair value of convertible debt derivative	2,627	7,060
Foreign exchange gain (loss)	(205)	1,588
Profit (Loss) before income taxes	(12,268)	(950)
Income tax expense	1,889	224
Profit (Loss)	$(14,157)	$(1,174)
Attributable to :
Shareholders of the parent	(14,157)	(1,174)
Minority interests	—	—
Basic loss per ADS	($0.27)	($0.03)
Diluted loss per ADS	($0.27)	($0.03)
Weighted average number of ADS used for computing:
— Basic	52,774,984	44,388,055
— Diluted	52,774,984	44,388,055

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	$7,486	$8,489
Intangible assets	55,474	48,705
Deposits and other receivables	749	783
Other non-current financial assets	343	337
Total non-current assets	64,052	58,314
Current assets
Inventories	8,404	9,387
Trade receivables	12,307	8,494
Contract assets	664	176
Prepaid expenses	1,822	1,399
Other receivables	4,958	5,799
Research tax credit receivable	6,806	4,515
Short-term deposits	5,000	5,000
Cash and cash equivalents	2,893	5,671
Total current assets	42,854	40,441
Total assets	$106,906	$98,755
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 233,824,336 shares authorized, issued and outstanding at June 30, 2023 (193,426,478 shares at December 31, 2022)	$2,747	$2,306
Share premium	8,805	2,418
Other capital reserves	66,429	62,870
Accumulated deficit	(66,529)	(65,099)
Other components of equity	(610)	(391)
Total equity	10,842	2,104
Non-current liabilities
Government grant advances, loans and other liabilities	4,797	6,235
Convertible debt	6,548	43,455
Convertible debt embedded derivative	554	3,203
Lease liabilities	2,171	2,278
Trade payables	1,136	1,788
Provisions	2,172	2,196
Deferred tax liabilities	272	258
Contract liabilities	404	404
Total non-current liabilities	18,054	59,817
Current liabilities
Trade payables	10,796	9,342
Interest-bearing receivables financing	6,837	7,723
Lease liabilities	1,173	1,291
Convertible debt	41,262	—
Convertible debt embedded derivative	22	—
Government grant advances and loans	4,172	4,159
Contract liabilities	5,461	5,964
Other current liabilities and provisions	8,287	8,355
Total current liabilities	78,010	36,834
Total equity and liabilities	$106,906	$98,755

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2023	2022
Operating activities
Profit (Loss) before income taxes	$(12,268)	$(950)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,953	1,805
Amortization and impairment of intangible assets	4,669	3,464
Share-based payment expense	3,559	2,535
Increase in provisions	(1)	207
Interest expense, net	5,311	5,530
Change in the fair value of convertible debt embedded derivative	(2,627)	(7,061)
Foreign exchange loss (gain)	281	(363)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(5,163)	5,218
Decrease (increase) in inventories	983	(545)
Increase in research tax credit receivable	(1,211)	(853)
Increase (Decrease) in trade payables and other liabilities	1,040	(4,803)
Decrease in contract liabilities	(621)	(7,247)
Decrease in government grant advances	(333)	(4,143)
Income tax paid	(794)	(487)
Net cash flow used in operating activities	(5,222)	(7,693)
Investing activities
Purchase of intangible assets and property, plant and equipment	(2,118)	(4,761)
Capitalized development expenditures	(11,931)	(7,935)
Sale (Purchase) of financial assets	28	1,681
Decrease of short-term deposit	—	(7,000)
Interest received	99	12
Net cash flow used in investments activities	(13,922)	(18,003)
Financing activities
Public and private equity offering proceeds, net of transaction costs paid	19,555	30,155
Proceeds (Repayment of) from interest-bearing receivables financing	(910)	2,611
Proceeds from interest-bearing research project financing	545	—
Payment of lease liabilities	(657)	(602)
Repayment of government loans	(782)	(216)
Repayment of interest-bearing research project financing	(693)	(630)
Interest paid	(694)	(708)
Net cash flows from financing activities	16,364	30,610
Net increase (decrease) in cash and cash equivalents	(2,780)	4,914
Net foreign exchange difference	2	4
Cash and cash equivalents at January 1	5,671	4,835
Cash and cash equivalents at end of the period	2,893	9,753

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Net IFRS gain (loss) as reported	$(9,117)	$(5,040)	$(3,193)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,778	1,781	1,219
Non-cash change in the fair value of convertible debt embedded derivative	(325)	(2,302)	(663)
Non-cash interest on convertible debt and other financing (2)	1,706	1,408	1,452
Non-IFRS gain (loss) adjusted	$(5,958)	$(4,153)	$(1,185)
IFRS basic gain (loss) per ADS as reported	($0.16)	($0.10)	($0.07)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.05)	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-IFRS basic gain (loss) per ADS	($0.10)	($0.09)	($0.02)
IFRS diluted gain (loss) per ADS	($0.16)	($0.10)	($0.07)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.01)	($0.05)	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.04	$0.03
Non-IFRS diluted gain (loss) per ADS	($0.10)	($0.09)	($0.02)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$27	$32	$44
Research and development	488	470	317
Sales and marketing	361	347	287
General and administrative	902	932	571
(2) Related to the difference between contractual and effective interest rates

Sequans reports second quarter 2023 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2023	2022
Net IFRS gain (loss) as reported	$(14,157)	$(1,174)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	3,559	2,534
Non-cash change in the fair value of convertible debt embedded derivative	(2,627)	(7,060)
Non-cash interest on convertible debt and other financing (2)	3,114	2,670
Non-IFRS gain (loss) adjusted	$(10,111)	$(3,030)
IFRS basic gain (loss) per ADS as reported	($0.27)	($0.03)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	($0.16)
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.06
Non-IFRS basic gain (loss) per ADS	($0.19)	($0.07)
IFRS diluted gain (loss) per ADS	($0.27)	($0.03)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.06
Non-cash change in the fair value of convertible debt embedded derivative	($0.05)	($0.16)
Non-cash interest on convertible debt and other financing (2)	$0.06	$0.06
Non-IFRS diluted gain (loss) per ADS	($0.19)	($0.07)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$59	$73
Research and development	958	787
Sales and marketing	708	578
General and administrative	1,834	1,096
(2) Related to the difference between contractual and effective interest rates